Exhibit 99.6

Appendix 4B (Rule 4.13(b))

Preliminary final report

Name of entity

JAMES HARDIE INDUSTRIES N.V.

Incorporated in The Netherlands

Financial year ended
ARBN	Half yearly	Preliminary final	(‘current period’)

097 829 895		X	31-March-03

For announcement to the market

	US$ million

Sales revenue (item 1.23)	Up 32.4% to	803.7
Revenues from ordinary activities (item 1.1)	Up 32.5% to	807.6
Profit (loss) from continuing, ordinary operations after tax (item 1.7a)	Up 201.8% to	85.4
Profit (loss) from discontinued operations after tax (item 1.7b)	Up $82.6 million to	85.1
Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	Up 453.6% to	170.5
Profit (loss) from extraordinary items after tax attributable to members (item 2.5)	Gain (loss) of	—
Net profit (loss) for the period attributable to members (item 1.11)	Up 453.6% to	170.5

Dividends (distributions)	Amount per security cents	Franked amount per security

Final dividend (Preliminary final report only — item 15.4)	US 2.5¢	—
Interim dividend (Half yearly report only — item 15.6)	—
Previous corresponding period
Final dividend (Preliminary final report — item 15.5)	US 5.0¢	—
Interim dividend (Half yearly report only — item 15.7)	—	—

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)		12 June 2003

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Not applicable

JAMES HARDIE INDUSTRIES N.V.

	Condensed consolidated statement of financial performance
			Previous		Previous
			corresponding		corresponding
		Current period	period	Current period	period
		31 Mar 03	31 Mar 02	31 Mar 03	31 Mar 02
		US$ million	US$ million	A$ million	A$ million

1.0a	Sales revenue (see item 1.23)	803.7	606.9	1,431.3	1,182.4
1.0b	Other revenues from ordinary activities (see items 1.24 - 1.25)	3.9	2.4	6.9	4.7
1.1	Revenues from ordinary activities (see items 1.23 - 1.25)	807.6	609.3	1,438.2	1,187.1
1.2	Expenses from ordinary activities (see items 1.26a - 1.26e)	(671.4)	(559.0)	(1,195.7)	(1,089.1)
1.3	Borrowing costs (excluding interest revenue)	(23.8)	(18.4)	(42.4)	(35.8)
1.4	Share of net profits (losses) of associates and joint venture	—	—	—	—
	entities (see item 16.7)

1.5	Profit (loss) from continuing, ordinary activities before tax	112.4	31.9	200.1	62.2
1.6	Income tax on continuing ordinary activities	(27.0)	(3.6)	(48.1)	(7.0)

1.7a	Profit (loss) from continuing, ordinary activities after tax	85.4	28.3	152.0	55.2
1.7b	Profit (loss) from ordinary activities of discontinued operations after tax	85.1	2.5	151.6	4.9

1.7c	Profit (loss) from ordinary activities after tax	170.5	30.8	303.6	60.1
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	—	—	—	—
1.8b	Cumulative effect of a change in accounting principle after tax	—	—	—	—

1.9	Net profit (loss)	170.5	30.8	303.6	60.1
1.10	Net profit (loss) attributable to outside equity interests	—	—	—	—

1.11	Net profit (loss) for the period attributable to members	170.5	30.8	303.6	60.1

	Non-owner transaction changes in equity
1.12	Increase (decrease) in revaluation reserves	—	—
1.13	Net exchange differences recognized in equity	21.9	(14.9)
1.14a	Stock compensation	1.9	1.8
1.14b	Tax benefit from stock options exercised	0.8	0.2
1.14c	Employee loans	0.4	3.1
1.14d	Unrealised transition loss on derivative instruments classified as cash flow hedges	—	(4.9)
1.14e	Amortization of unrealised transition loss on derivative instruments	1.1	1.1
1.14f	Net unrealised gains on available-for-sale securities	—	1.3
1.14g	Additional Minimum Pension liability adjustment	(7.7)	—
1.15	Initial adjustments from UIG transitional provisions	N/A	N/A

1.16	Total transactions and adjustments recognized directly in equity (items 1.12 to 1.15)	18.4	(12.3)

1.17	Total changes in equity not resulting from transactions with owners as owners	188.9	18.5

	Earnings per security (EPS)
1.18	Basic EPS	0.37	0.07
1.19	Diluted EPS	0.37	0.07

JAMES HARDIE INDUSTRIES N.V.

	Notes to the condensed consolidated statement of financial performance

	Profit (loss) from ordinary activities attributable to members

			Previous
			corresponding
		Current period	period
		31 Mar 03	31 Mar 02
		US$ million	US$ million

1.20	Profit (loss) from ordinary activities after tax (item 1.7c)	170.5	30.8
1.21	Less (plus) outside equity interests	—	—

1.22	Profit (loss) from ordinary activities after tax, attributable to members	170.5	30.8

	Revenue and (expenses) from continuing, ordinary activities

			Previous
			corresponding
		Current period	period
		31 Mar 03	31 Mar 02
		US$ million	US$ million

1.23	Revenues from sales or services	803.7	606.9
1.24	Interest revenue	3.9	2.4
1.25	Other relevant revenue	—	—
1.26a	Cost of goods sold	(501.9)	(401.6)
1.26b	Selling, general and administrative expenses	(153.1)	(114.8)
1.26c	Research and development expenses	(18.1)	(14.1)
1.26d	Restructuring and other operating expenses	1.0	(28.1)
1.26e	Other income (expense), net	0.7	(0.4)
1.27	Depreciation and amortisation excluding amortization of intangibles (included in items 1.26a & 1.26b)	(27.4)	(23.5)
	Capitalized outlays
1.28	Interest costs capitalized in asset values	1.7	6.5
1.29	Outlays capitalized in intangibles (unless arising from an acquisition of a business)	—	—

	Consolidated retained profits

			Previous
			corresponding
		Current period	period
		31 Mar 03	31 Mar 02
		US$ million	US$ million

1.30	Retained profits (accumulated losses) at the beginning of the financial period	(91.8)	(102.3)
1.31	Net profit (loss) attributable to members (item 1.11)	170.5	30.8
1.32	Net transfers from (to) reserves	—	—
1.33	Net effect of changes in accounting policies	—	—
1.34	Dividends and other equity distributions paid or payable	(34.3)	(20.3)

1.35	Retained profits (accumulated losses) at end of financial period	44.4	(91.8)

JAMES HARDIE INDUSTRIES N.V.

Intangible and extraordinary items
Consolidated
Current period to 31 March 2003

		Before Tax	Related Tax	Related outside	Amount (after
				+equity interests	tax) attributable
to members
		US$ million (a)	US$ million (b)	US$ million (c)	US$ million (d)

2.1	Amortisation of goodwill	—	—	—	—
2.2	Amortisation of other intangibles	0.2	—	—	0.2
2.3	Total amortisation of intangibles	0.2	—	—	0.2
2.4	Extraordinary items	—	—	—	—
2.5	Total extraordinary items	—	—	—	—

	Comparison of half year profits
			Previous
			corresponding
		Current period	period
		31 Mar 03	31 Mar 02
		US$ million	US$ million

(Preliminary final report only)
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	100.5	9.5
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	70.0	21.3

JAMES HARDIE INDUSTRIES N.V.

	Condensed consolidated statement of financial position
		At end of	As shown in last	As shown in last	At end of	As shown in last	As shown in last
		current period	annual report	half-yearly report	current period	annual report	half-yearly report
		31 Mar 03	31 Mar 02	30 Sep 02	31 Mar 03	31 Mar 02	30 Sep 02
		US$ million	US$ million	US$ million	A$ million	A$ million	A$ million

	Current assets
4.1	Cash	55.1	31.1	321.8	91.2	58.5	591.0
4.2	Receivables	91.4	80.3	86.6	151.3	151.0	159.1
4.3	Investments	—	—	—	—	—	—
4.4	Inventories	75.2	65.4	50.6	124.5	123.0	92.9
4.5	Tax assets	43.5	32.5	22.5	72.1	61.1	41.3
4.6a	Other — prepayments	6.6	7.2	7.3	10.9	13.5	13.4
4.6b	Other — current assets of discontinued operations	—	41.4	—	—	77.9	—

4.7	Total current assets	271.8	257.9	488.8	450.0	485.0	897.7

	Non-current assets
4.8	Receivables	3.7	5.5	5.7	6.1	10.3	10.5
4.9	Investments (equity accounted)	—	—	—	—	—	—
	Other investments	6.0	6.7	6.6	9.9	12.6	12.1
4.11	Inventories	—	—	—	—	—	—
4.12	Exploration and evaluation expenditure capitalised	—	—	—	—	—	—
4.13	Development properties (mining entities)	—	—	—	—	—	—
4.14	Other Property, plant, equipment (net)	521.3	451.0	463.4	863.2	848.2	851.1
4.15	Intangibles (net)	3.4	3.6	3.3	5.6	6.8	6.1
4.16	Tax assets	21.4	5.8	2.1	35.4	10.9	3.9
4.17a	Other — prepaid pension	—	8.9	9.3	—	16.7	17.1
4.17b	Other — non-current assets of discontinued operations	—	228.4	—	—	429.6	—

4.18	Total non-current assets	555.8	709.9	490.4	920.2	1,335.1	900.8

4.19	Total assets	827.6	967.8	979.2	1,370.2	1,820.1	1,798.5

	Current liabilities
4.20a	Payables	75.2	59.7	74.3	124.5	112.3	136.5
4.20c	Dividends payable	—	—	22.8	—	—	41.9
4.21	Interest bearing liabilities	8.8	4.9	6.1	14.6	9.2	11.2
4.22	Tax liabilities	8.7	18.3	36.0	14.4	34.4	66.1
4.23	Provisions exc. tax liabilities	43.9	40.3	36.4	72.7	75.8	66.9
4.24	Other — current liabilities of discontinued operations	—	19.6	—	—	36.9	—

4.25	Total current liabilities	136.6	142.8	175.6	226.2	268.6	322.6

	Non-current liabilities
4.26	Payables	—	—	—	—	—	—
4.27	Interest bearing liabilities	165.0	325.0	225.0	273.2	611.3	413.2
4.28	Tax liabilities	65.5	23.0	32.7	108.5	43.3	60.1
4.29a	Provisions exc. tax liabilities	25.8	21.8	27.6	42.7	41.0	50.7
4.29b	Liability to Medical Research & Compensation Foundation	—	50.2	51.4	—	94.4	94.4
4.30	Other — non-current liabilities — discontinued operations	—	34.3	—	—	64.5	—

4.31	Total non-current liabilities	256.3	454.3	336.7	424.4	854.5	618.4

4.32	Total liabilities	392.9	597.1	512.3	650.6	1,123.1	941.0

4.33	Net assets	434.7	370.7	466.9	719.6	697.0	857.5

	Equity
4.34	Capital/contributed equity	441.0	528.9	534.8
4.35a	Accumulated other comprehensive income (loss)	(46.3)	(61.6)	(46.1)
4.35b	Employee loans	(4.4)	(4.8)	(4.7)
4.36	Retained profits (Accumulated losses)	44.4	(91.8)	(17.1)

4.37	Equity attributable to members of the parent entity	434.7	370.7	466.9
4.38	Outside equity interests in controlled entities	—	—	—

4.39	Total equity	434.7	370.7	466.9

4.40	Preference capital included as part of 4.37	—	—	—

JAMES HARDIE INDUSTRIES N.V.

Notes to the condensed consolidated statement of financial performance

Exploration and evaluation expenditure capitalised
 To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

Previous corresponding
		Current period	period
		31 Mar 03	31 Mar 02
		US$ million	US$ million

5.1	Opening balance	—	—
5.2	Expenditure incurred during current period	—	—
5.3	Expenditure written off during current period	—	—
5.4	Acquisitions, disposals, revaluation increments, etc.	—	—
5.5	Expenditure transferred to Development Properties	—	—

5.6	Closing balance as shown in the consolidated balance sheet (item 4.12)	—	—

Development properties
 To be completed only by entities with mining interests if amounts are material.

Previous corresponding
		Current period	period
		31 Mar 03	31 Mar 02
		US$ million	US$ million

6.1	Opening balance	—	—
6.2	Expenditure incurred during current period	—	—
6.3	Expenditure transferred from exploration and evaluation	—	—
6.4	Expenditure written off during current period	—	—
6.5	Acquisitions, disposals, revaluation increments, etc.	—	—
6.6	Expenditure transferred to mine properties	—	—

6.7	Closing balance as shown in the consolidated balance sheet (item 4.13)	—	—

JAMES HARDIE INDUSTRIES N.V.

	Condensed consolidated statement of cash flows
			Previous		Previous
			corresponding		corresponding
		Current period	period	Current period	period
		31 Mar 03	31 Mar 02	31 Mar 03	31 Mar 02
		US$ million	US$ million	A$ million	A$ million

	Cash flows related to operating activities
7.1	Net Income	170.5	30.8	303.6	60.1
	Adjustments to reconcile net income to net cash provided by operating activities:
7.2	Gain on disposal of subsidiaries and business	(84.8)	(2.0)	(151.0)	(3.9)
7.3	(Gain)/Loss on disposal of investments and negotiable securities	(0.4)	1.3	(0.7)	2.5
7.4	Other dividends received	—	—	—	—
7.5	Depreciation and Amortization	28.7	39.9	51.1	77.7
7.6	Deferred income taxes	(10.6)	(0.6)	(18.9)	(1.2)
7.7	Prepaid pension cost	(0.3)	(0.7)	(0.5)	(1.4)
7.8	Tax benefit from stock options exercised	0.8	0.2	1.4	0.4
7.8a	Stock Compensation	1.9	1.8	3.4	3.5
7.8b	Other	—	(0.4)	—	(0.9)
	Changes in operating assets/liabilities:
7.8c	Accounts receivable, prepaids, and other current assets	(20.7)	(29.1)	(36.8)	(56.7)
7.8d	Inventories	(8.5)	16.4	(15.1)	32.0
7.8e	Accounts payable, accrued liabilities and other liabilities	(11.8)	19.0	(21.0)	37.0

7.9	Net operating cash flows	64.8	76.6	115.5	149.1

	Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	(90.2)	(52.4)	(160.6)	(102.1)
7.11	Proceeds from sale of property, plant and equipment	49.0	0.3	87.3	0.6
7.12	Payment for purchases of equity investments and businesses	—	(40.8)	—	(79.5)
7.13	Proceeds from sale of equity investments and businesses	335.5	11.7	597.5	22.8
7.14	Loans to other entities	—	—	—	—
7.15	Loans repaid by other entities	0.7	4.0	1.2	7.8
7.16	Other (Cash transferred on establishment of ABN 60 Foundation)	(57.1)	—	(101.7)	—

7.17	Net investing cash flows	237.9	(77.2)	423.7	(150.4)

	Cash flows related to financing activities
7.18	Proceeds from issues of securities (shares, options, etc)	4.2	113.9	7.5	221.9
7.19	Proceeds from borrowings	5.5	230.4	9.8	448.9
7.20	Repayment of borrowings	(160.0)	(342.3)	(284.9)	(666.9)
7.21	Dividends paid	(34.3)	(20.3)	(61.1)	(39.6)
7.22	Other — Repayments of capital	(94.8)	(22.5)	(168.8)	(43.8)

7.23	Net financing cash flows	(279.4)	(40.8)	(497.5)	(79.5)

7.24	Net increase (decrease) in cash held	23.3	(41.4)	41.7	(80.8)
7.25	Cash at beginning of period	31.1	75.1	58.5	153.3
	(see Reconciliation of cash)
7.26	Exchange rate adjustments to item 7.25	0.7	(2.6)	(9.0)	(14.0)

7.27	Cash at end of period	55.1	31.1	91.2	58.5
	(see Reconciliation of cash)

JAMES HARDIE INDUSTRIES N.V.

Non-cash financing and investing activities
 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Not applicable

Reconciliation of cash

			Previous corresponding
	Reconciliation of cash at the end of the period (as shown	Current period	period
	in the consolidated statement of cash flows) to the related	31 Mar 03	31 Mar 02
	items in the accounts is as follows:	US$ million	US$ million

8.1	Cash on hand and at bank	40.2	11.1
8.2	Deposits at call	14.9	20.0
8.3	Bank overdraft (excluded from reconciliation under US GAAP)	—	—
8.4	Other (provide details)	—	—

8.5	Total cash at end of period (item 7.27)	55.1	31.1

Ratios

			Previous corresponding
		Current period	period
		31 Mar 03	31 Mar 02

	Profit before tax / revenue
9.1	Consolidated operating profit (loss) from continuing, ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	13.9%	5.2%

	Profit after tax / equity interests
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	39.2%	8.3%

Earnings per security (EPS)

10.1	Calculation of the following in accordance with SFAS 128: Earnings per Share	US$	US$
	(a) Basic EPS	$0.37	$0.07
	(b) Diluted EPS (if materially different from (a))	$0.37	$0.07
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	456,665,162	438,368,414
	(d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS	459,367,999	440,407,504

JAMES HARDIE INDUSTRIES N.V.

NTA backing

Previous corresponding
		Current period	period
		31 Mar 03	31 Mar 02
		US$	US$

11.1	Net tangible asset backing per ordinary security	$0.80	$0.72

Discontinuing Operations

			Previous corresponding
		Current period	period
		31 Mar 03	31 Mar 02
		US$ million	US$ million

12.1	Discontinuing Operations (US GAAP)
	Gypsum
	Net sales	18.7	247.6
	Income (loss) before income taxes	1.8	0.9
	Income tax benefit (expense)	(0.7)	(0.4)

	Net Income (loss)	1.1	0.5

	Gain (loss) on disposal, net of income taxes	84.0	2.0

	Income (loss) from discontinued operations	85.1	2.5

Gypsum

On 13 March 2002, the Company announced that it had signed an agreement to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $81.4 million represented the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million. The sale resulted in an income tax expense of $26.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on 21 March 2003. A pre-tax gain of $49.2 million represented the excess of net proceeds from the sale of $48.4 million less the cost of assets sold of $0.7 million and the assumption of $1.5 million in liabilities by the buyer. The sale resulted in income tax expense of $19.2 million. The proceeds from the sale were comprised of cash of $50.6 million less selling costs of $2.2 million.

ABN 60 Pty Ltd

On 31 March 2003, the company transferred control of ABN 60 Pty Limited (“ABN 60”, formerly James Hardie Industries Limited) to a newly established company named ABN 60 Foundation Pty Ltd (ABN 60 Foundation). ABN 60 Foundation was established to fund medical research into asbestos related diseases and to hold the shares in ABN 60. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 and ABN 60 Foundation are managed by independent directors and operate entirely independently of the Company. The Company does not control the activities of ABN 60 or ABN 60 Foundation in any way. The Company has no economic interest in ABN 60 or ABN 60 Foundation, has no right to dividend or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in ABN 60 Foundation or ABN 60. As a result of the change in ownership of ABN 60 on 31 March 2003, a loss on disposal of $0.4 million was recorded by the Company at 31 March 2003, representing the liabilities of ABN 60 (to the Medical Research and Compensation Foundation) of A$ 94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.

JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos related legal claims made on ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. The Company believes that the likelihood of any material non asbestos-related claims occurring is remote. As such, the Company has not recorded a liability for the indemnity. The Company has not pledged any assets as collateral for such indemnity.

JAMES HARDIE INDUSTRIES N.V.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not applicable

13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	Not applicable

13.3	Date from which such profit has been calculated	Not applicable

13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Not applicable

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	James Hardie Gypsum, Inc. Western Mining and Minerals, Inc.

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Pre-tax US$1.8 million Tax US$0.7 million After-tax US$1.1 million

14.3	Date to which the profit (loss) in item 14.2 has been calculated	25 April 2002

14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	US$0.5 million

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	US$85.1 million

Dividends

15.1	Date the dividend (distribution) is payable	2 July 2003

15.2	Record Date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by the Company’s registrar by 5:00 pm if securities are not CHESS approved, or security holding balances established by 5:00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	12 June 2003

15.3	If it is a final dividend, has it been declared? (Preliminary final report only)	Yes

JAMES HARDIE INDUSTRIES N.V.

Amount per security

Amount per security
		Amount per security	Franked amount per	of foreign source
		cents	security	dividend

(Preliminary final report only)
15.4	Final dividend: Current Year	2.5¢	N/A	N/A
15.5	Previous Year	5.0¢	N/A	N/A
(Half yearly and preliminary final reports)
15.6	Interim dividend:
	Current Year: Declared September 2002	US 5.0¢	—	—
	Current Year: Declared November 2002	US 2.5¢	—	—

	Total	US 7.5¢	—	—
15.7	Previous Year	—	—	—

Total dividend (distribution) per security (interim plus final)

(Preliminary final report only)

		Current year	Previous year

15.8	Ordinary securities	10.0¢	5.0¢
15.9	Preference securities	—	—

Half yearly Report — interim dividend (distribution) on all securities or

Preliminary final report — final dividend (distribution) on all securities

Previous
		Current period	corresponding period
		31 Mar 03	31 Mar 02
		US$ million	US$ million

15.10	Ordinary securities	34.3	22.8
15.11	Preference securities	—	—
15.12	Other equity instruments	—	—

15.13	Total	34.3	22.8

The dividend or distribution plans shown below are in operation

          Not applicable

The last date(s) for receipt of election notices for the dividend or distribution plans

          Not applicable

Any other disclosures in relation to dividends (distributions)

(i)	This dividend and future dividends will be unfranked for Australian taxation purposes

(ii)	This dividend is subject to Dutch witholding tax of 25%. Many Australian resident holders may reduce the withholding tax rate to 15% deduction if they are eligible and have completed and lodged special Form A before dividend record date with the Company’s registrar, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia. Holders with 25% withholding tax may be eligible to reclaim a portion of the tax after payment date. For withholding tax information see: www.jameshardie.com (select Investor Relations, then Shareholder services then Tax Information) or contact Computershare. Withholding tax Form A lodged for the previous dividend or since remains valid for this dividend.

(iii)	The Australian currency equivalent amount of the dividend to be paid to CUFS holders will be announced to the ASX on 13 June 2003.

JAMES HARDIE INDUSTRIES N.V.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group’s share of associates’ and joint venture entities:

Previous
corresponding
				Current period	period
				31 Mar 03	31 Mar 02
				US$ million	US$ million

16.1	Profit (loss) from ordinary activities before income tax			—	—
16.2	Income tax on ordinary activities			—	—

16.3	Profit (loss) from ordinary activities after income tax			—	—
16.4	Extraordinary items net of tax			—	—

16.5	Net profit (loss)			—	—
16.6	Adjustments			—	—

16.7	Share of net profit (loss) of associates and joint venture entities			—	—

Material interests in entities which are not controlled entities The economic entity has an interest (that is material to it) in the following entities:

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)

			Previous		Previous
			corresponding		corresponding
		Current period	period	Current period	period
		31 Mar 03	31 Mar 02	31 Mar 03	31 Mar 02
		%	%	US$ million	US$ million

17.1	Equity accounted associated and joint venture entities
17.2	Total	—	—	—	—

17.3	Other material interests
17.4	Total	—	—	—	—

JAMES HARDIE INDUSTRIES N.V.

Issued and quoted securities at end of current period

				Issue price per	Amount paid up per
	Category of securities	Total Number	Number quoted	security A$	security A$

18.1	Preference securities	—	—	—	—

18.2	Changes during current period
	(a) Increases through issues
	(b) Decreases through returns of capital, buybacks, redemptions	—	—	—	—

18.3	Ordinary securities
	Ordinary Shares	457,514,598	457,514,598	N/A	N/A

18.4	Changes during current period
	(a) Increases through issues	2,076,079	2,076,079	A$3.53	A$3.53
	(b) Decreases through returns of capital, buybacks	—	—	—	—

18.5	Convertible debt securities	—	—	—	—

18.6	Changes during current period
	(a) Increases through issues
	(b) Decreases through securities matured, converted	—	—	—	—

18.7	Options			Exercise	Expiry
				Price	Date

	Options over Ordinary Shares
	PD Macdonald	1,200,000	—	A$3.39	Nov-09
	PD Macdonald	624,000	—	A$4.97	Jul-11
	KMEIP November 1999	847,670	—	A$3.34	Nov-09
	KMEIP November 2000	1,777,763	—	A$3.30	Nov-10
	Equity Incentive Plan-2001 Grant	3,121,591	—	A$5.27	Dec-11
	Equity Incentive Plan-2002 Grant	3,889,000	—	A$6.66	Dec-12
	PD Macdonald	1,950,000	—	A$5.92	Jul-12

18.8	Issued during current period
	PD Macdonald	1,950,000	—	A$5.92	Jul-12
	Equity Incentive Plan-2002 Grant	4,037,000	—	A$6.66	Dec-12

18.9	Exercised during current period	2,059,879		A$3.57	N/A

18.10	Expired during current period	1,486,659	—	A$4.95	N/A

18.11	Debentures	—	—
18.12	Changes during current period
	(a) Increases through issues
	(b) Decreases through securities matured, converted	—	—

18.13	Unsecured notes	—	—
18.14	Changes during current period
	(a) Increases through issues
	(b) Decreases through securities matured, converted	—	—

JAMES HARDIE INDUSTRIES N.V.

SEGMENT INFORMATION US$ million

	Sales		Profit/(loss) before tax and abnormals		Total Assets

	12 mths	12 mths	12 mths	12 mths
	31.03.03	31.03.02	31.03.03	31.03.02	31.03.03	31.03.02

Industry segments
USA Fibre Cement	599.7	444.8	155.1	85.8	492.2	420.3
Asia Pacific Fibre Cement	194.4	156.9	30.1	22.4	154.6	147.6
Research & Development	—	—	(13.0)	(10.0)	—	—
Other Fibre Cement	9.6	4.2	(10.7)	(8.9)	48.2	45.5

Segments total	803.7	605.9	161.5	89.3	695.0	613.4
General Corporate	—	1.0	(29.9)	(41.0)	132.6	84.6
Interest	—	—	(19.9)	(16.0)	—	—
Other income (expense)	—	—	0.7	(0.4)	—	—

Worldwide total from continuing operations	803.7	606.9	112.4	31.9	827.6	698.0

Discontinued operations					—	269.8

Worldwide total					827.6	967.8

	Sales				Total Assets

	12 mths	12 mths
	31.03.03	31.03.02			31.03.03	31.03.02

Geographic segments
United States	605.0	447.3			528.3	456.0
Australia	124.7	100.7			87.7	80.6
New Zealand	51.7	38.0			27.3	24.7
Other Countries	22.3	19.9			51.7	52.1

Segments total	803.7	605.9			695.0	613.4
General Corporate	—	1.0			132.6	84.6

Worldwide total from continuing operations	803.7	606.9			827.6	698.0

Discontinued operations					—	269.8

Worldwide total					827.6	967.8

Compilation of segmental information

James Hardie’s operations are organised into the following four segments: (1) USA Fibre Cement, which manufactures and sells fibre cement flat sheet products in the United States; (2) Asia Pacific Fibre Cement, which manufactures and sells fibre cement products in Australia, New Zealand, the Philippines and Asian export markets; (3) Research and Development, which includes the research and development centre in Sydney, Australia; and (4) Other Fibre Cement, which includes the fibre reinforced cement pipes operations in the United States and the Chile and Europe fibre cement operations.

Research and development assets are included in the Asia Pacific Fibre Cement segment.

In the analysis of total assets all deferred taxes are included in General Corporate.

Prior year segmental information has been restated to reflect current industry segments.

JAMES HARDIE INDUSTRIES N.V.

Comments by directors

Basis of accounting preparation

Background

On 24 July 2001, JHIL announced a plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of JHINV and its wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie”, unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHINV have been accounted for on a historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.

The profit and loss account, assets, liabilities and statement of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1=A$):

	31 March		30 September
	2003	2002	2002

Assets and liabilities	1.6559	1.8808	1.8359
Profit and loss account	1.7809	1.9483	1.8196
Statement of cash flows — beginning cash	1.8808	2.0408	1.8808
Statement of cash flows — ending cash	1.6559	1.8808	1.8359
Statement of cash flows — current period movements	1.7809	1.9483	1.8196

19.1	N/A if preliminary final report.

19.2	Material factors affecting the revenues and expenses of the economic entity for the current period. Provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to attached Results Announcement and Managements Discussion and Analysis.

19.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None material.

JAMES HARDIE INDUSTRIES N.V

19.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

There are no franking credits available. It is anticipated that future dividends will be unfranked.

19.5	Disclose changes in accounting policies in the preliminary final report.

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the period in which the options vest. In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123,” the Company has elected to recognize stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all years presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 31 March 1995.
The table below sets forth the effect of the retroactive restatement of prior periods:

(Millions of US dollars,	31 March
except per share amounts)	2002	2001

Net Income:
As previously reported	$29.3	$38.2
As restated	$30.8	$38.6
Net income per share — basic:
As previously reported	$0.07	$0.09
As restated	$0.07	$0.09
Net income per share — diluted:
As previously reported	$0.07	$0.09
As restated	$0.07	$0.09

Compensation expense arising from stock option grants as determined using the Black-Scholes fair value option model was $1.9 million, $1.6 million and $0.1 million for the years ended 31 March 2003, 2002 and 2001, respectively. All prior periods presented have been restated to reflect the compensation costs that would have been recognised had the recognition provisions of SFAS No. 123 been applied to all options granted after 31 March 1995. As a result of this change in accounting method, a transition adjustment consisting of a $1.1 million increase in retained earnings and a $1.1 million decrease in additional paid-in capital has been reflected in the accompanying consolidated statements of stockholders’ equity as of 1 April 2000, to reflect the effect on these accounts for periods from 1 April 1995 (the date of initial application of SFAS No. 123) through 31 March 2000.

19.6	Revisions in estimates of amounts reported in previous interim periods. The nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

Refer to attached Results Announcement and Managements Discussion and Analysis.

19.7	Changes in contingent liabilities or assets. Changes in contingent liabilities and contingent assets since the last annual report.

None Material

Additional Disclosures For Trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable.

20.2	A statement of the fees and commissions payable to the management company or responsible entity.	Not applicable.

Identify:

- initial service charges
- management fees
- other fees

Annual Meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Amsterdam

Date	15 August 2003

Time	9:00 AM

Approximate date the annual report will be available	4 July 2003

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent issues Group Consensus Views or other standards acceptable to ASX

Identify other standards used USGAAP

2	This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies.

(Tick one)

☒	The accounts have been audited	☐	The accounts have been subject to review

☐	The accounts are in the process of being audited or subject to review	☐	The accounts have not yet been audited or reviewed

5	If the audit report or review by the auditor is not attached, details of any qualifications are attached. There were no qualifications.

6	The entity has a formally constituted audit committee.

Sign here:	/s/ Peter Shafron	Date:	15 May 2003
(Company Secretary)

Print name:	PETER SHAFRON